Filed by ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Eclipsys Corporation

Commission File No.: 000-24539

The following letter was distributed to certain clients of Allscripts on June 9, 2010:

Dear (Valued Client):

Earlier this morning we announced that Allscripts and Eclipsys, leading providers of software and information solutions in the ambulatory and acute markets respectively, will merge. The result will be one company with the industry’s largest network of clients on the most advanced product platform resulting in a single patient record.

Our focus as a company is to partner with you to transform today’s disconnected healthcare system into a connected system of health, resulting in higher quality care for all Americans delivered at lower cost. Last year, our nation took an important step in that direction when the federal government allocated over $30 billion to support hospital and physician utilization of critical information technologies, focused primarily on the Electronic Health Record.

Today’s announcement marks another significant step towards achieving the goal of connecting every link in the healthcare chain, delivering the information you need, when you need it. The first step, of course, is to provide great software and we will continue to invest in both the solutions you are using today as well as in the innovation you will need in the future.

The combined company will have the largest network of clients in the industry, with 180,000 U.S. physicians, 1,500 hospitals and 10,000 post acute care organizations. We will bring to market a single platform of clinical, financial, connectivity and information solutions. This will position us to seamlessly connect physicians, other care providers and patients no matter where care is provided - in the hospital, in small or large physician practices, in extended care facilities or in a patient’s home – resulting in the unique ability to deliver a single patient record.

I am excited to have the opportunity to serve as the Chief Executive Officer of the combined company and Phil Pead, the Chief Executive Officer of Eclipsys, will serve as Chairman of our Board. The remainder of the leadership team will be drawn from the best of both companies, delivering continuity for you across both our team and our solutions.

This combined company will be an even stronger partner, delivering new benefits to you and your organization:

•	Combines the leading ambulatory and acute solutions into a comprehensive, integrated end-to-end portfolio of solutions for healthcare organizations of every size and setting.

•	Brings to market a complete portfolio of clinical, financial, connectivity, and information solutions.

•	Accelerates a rapid implementation approach that both companies share, enabling our clients to quickly attain “Meaningful Use”.

•

Continues our shared track record of innovation and delivers ‘future state’ clinical and financial informatics capabilities that will enable organizations to provide higher quality care and operate more efficiently.

•	Connects you to a network of 180,000 U.S. physicians, 1,500 hospitals and 10,000 nursing homes, hospices, home care and other post acute care organizations.

While we believe the combination of Allscripts and Eclipsys represents a significant step forward for healthcare, you can be assured that our commitment to you will not change:

•	We will continue to maintain a laser focus on meeting your organization’s needs both today and into the future.

•	We will deliver on our roadmap commitments across our portfolio.

•	We are fully committed to enabling you to earn “Stimulus” incentives by providing you with ARRA-certified solutions.

•	The team that supports you today will not change. In fact we fully expect that we will hire staff in key areas including service and support.

Independent of this merger, Allscripts and Eclipsys had already started the process of integrating our respective solutions based on requests from our mutual clients. The fact that we share a common Microsoft platform will enable us to quickly deliver robust data sharing and exchange. In addition to connecting our own solutions, our ‘open architecture’ approach will simplify connectivity with third party applications.

We expect that the merger will close in the Fall. Until then, Allscripts and Eclipsys will continue to operate as independent entities and you will continue to be supported by the same team. With that said, Allscripts and Eclipsys have been and will continue to work together with a number of our joint clients.

For more information, I would encourage you to visit www.oneallscriptseclipsys.com where you will find a video explaining the merger, answers to the most frequently asked questions and the press release. We will also keep you updated through our client newsletter and, certainly, we will have an opportunity to talk in person at our upcoming Allscripts Client Experience conference in early August.

As always, I want to thank you for your confidence in us and your support. I look forward to continuing our partnership with you to turn the vision of a connected system of health into a reality for your providers, your patients and your community.

Sincerely,

Glen Tullman
Chief Executive Officer
Allscripts

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving Allscripts-Misys Healthcare Solutions, Inc. (“Allscripts”) and Eclipsys Corporation (“Eclipsys”). In connection with the proposed transaction, Allscripts will file with the SEC a registration statement on Form S-4 and Allscripts and Eclipsys will mail a joint proxy statement/prospectus/information statement to their respective stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ CAREFULLY IN THEIR ENTIRETY THE JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER ALLSCRIPTS OR ECLIPSYS WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus/information statement will be mailed to Allscripts’ and Eclipsys’ stockholders. Investors and stockholders of Allscripts and Eclipsys will be able to obtain a free copy of the joint proxy statement/prospectus/information statement, as well as other filings containing information about Allscripts and Eclipsys, without charge, at the website maintained by the SEC (http://www.sec.gov). Copies of the joint proxy statement/prospectus/information statement and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus/information statement can also be obtained, without charge, on the investor relations portion of Allscripts’ website (www.allscripts.com) or the investor relations portion of Eclipsys’ website (www.eclipsys.com) or by directing a request to Allscripts’ Investor Relations Department at 222 Merchandise Mart Plaza, Suite 2024, Chicago, Illinois 60654, or to Eclipsys’ Investor Relations Department at Three Ravinia Drive, Atlanta, Georgia 30346.

Allscripts and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Allscripts’ directors and executive officers is available in Allscripts’ proxy statement for its 2009 annual meeting of stockholders and Allscripts’ Annual Report on Form 10-K for the year ended May 31, 2009, which were filed with the SEC on August 27, 2009 and July 30, 2009, respectively. Eclipsys and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Eclipsys’ directors and executive officers is available in Eclipsys’ proxy statement for its 2010 annual meeting of stockholders and Eclipsys’ Annual Report on Form 10-K for the year ended December 31, 2009, which were filed with the SEC on March 26, 2010 and February 25, 2010, respectively. Investors and stockholders can obtain free copies of these documents from Allscripts and Eclipsys using the contact information above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus/information statement and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Statements regarding the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, platform and product integration, the connection and movement of data among hospitals, physicians, patients and others, merger synergies and cost savings, client attainment of “meaningful use” and accessibility of federal stimulus payments, enhanced competitiveness and accessing new client opportunities, market evolution, the benefits of the combined companies’ products and services, the availability of financing, future events, developments, future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. These forward-looking statements are subject to a number of risks and uncertainties, some of which are outlined below. As a result, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Allscripts, Eclipsys or the combined company or the proposed transaction.

Such risks, uncertainties and other factors include, among other things: the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Eclipsys’ stockholders to approve the Merger Agreement; the failure of Allscripts’ stockholders to approve the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected synergies, efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; potential difficulties or delays in achieving platform and product integration and the connection and movement of data among hospitals, physicians, patients and others; the risk that the contemplated financing is unavailable; the risk that the Allscripts and Eclipsys businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; competition within the industries in which Allscripts and Eclipsys operate; failure to achieve certification under the Health Information Technology for Economic and Clinical Health Act could result in increased development costs, a breach of some customer obligations and could put Allscripts and Eclipsys at a competitive disadvantage in the marketplace; unexpected requirements to achieve interoperability certification pursuant to the Certification Commission for Healthcare Information Technology could result in increased development and other costs for Allscripts and Eclipsys; the volume and timing of systems sales and installations, the length of sales cycles and the installation process and the possibility that Allscripts’ and Eclipsys’ products will not achieve or sustain market acceptance; the timing, cost and success or failure of new product and service introductions, development and product upgrade releases; competitive pressures including product offerings, pricing and promotional activities; Allscripts’ and Eclipsys’ ability to establish and maintain strategic relationships; undetected errors or similar problems in Allscripts’ and Eclipsys’ software products; the outcome of any legal proceeding that has been or may be instituted against Allscripts, Misys plc or Eclipsys and others; compliance with existing laws, regulations and industry initiatives and future changes in laws or regulations in the healthcare industry, including possible regulation of Allscripts’ and Eclipsys’ software by the U.S. Food and Drug

Administration; the possibility of product-related liabilities; Allscripts’ and Eclipsys’ ability to attract and retain qualified personnel; the implementation and speed of acceptance of the electronic record provisions of the American Recovery and Reinvestment Act of 2009; maintaining Allscripts’ and Eclipsys’ intellectual property rights and litigation involving intellectual property rights; risks related to third-party suppliers and Allscripts’ and Eclipsys’ ability to obtain, use or successfully integrate third-party licensed technology; and breach of Allscripts’ or Eclipsys’ security by third parties. See Allscripts’ and Eclipsys’ Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended May 31, 2009 and December 31, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to Allscripts’ and Eclipsys’ respective businesses. The statements herein speak only as of their date and neither Allscripts nor Eclipsys undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations.